SECURITIES AND EXCHANGE COMMISSION

05038627

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RECEIVED
MAR 0 1 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TIAA-CREF Individual & Institutional Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
730 Third Avenue

(No. and Street)

New York	New York	10017-3206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas K. Lynch **(212) 916-5318**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	10036
(Address)	(State)	(Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas K. Lynch____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TIAA-CREF Individual & Institutional Services LLC

____, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York } ss
County of New York }
Feb. 22, 2005

Teddy Indrathaher

TEDDY INDRATHAHER
Notary Public, State of New York
No. 01IN5020902
Qualified in New York County
Commission Expires Dec. 6, 2005

Notary Public

Thomas K. Lynch
Signature

Second Vice President and Associate Controller
Title

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

TIAA-CREF Individual & Institutional Services, LLC
(A wholly-owned subsidiary of Teachers Insurance and
Annuity Association of America)
(SEC I.D. No. 8-44454)

December 31, 2004

With Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

TIAA-CREF Individual & Institutional Services, LLC
(A wholly-owned subsidiary of Teachers Insurance and
Annuity Association of America)

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Trustees of
TIAA-CREF Individual & Institutional Services, LLC

We have audited the accompanying statement of financial condition of TIAA-CREF Individual & Institutional Services, LLC (the "Company") (a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America) as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2005

TIAA-CREF Individual & Institutional Services, LLC

(A wholly-owned subsidiary of Teachers Insurance and
Annuity Association of America)

Statement of Financial Condition

December 31, 2004

Assets	
Cash	$20,052,061
Cash segregated under federal regulations	86,516,051
Investment, at market value (cost: $9,086,880)	9,086,880
Amount due from broker	132,035
Amount due from affiliated entities	1,353,587
Security deposit	20,000
Total assets	$117,160,614
Liabilities and membership capital	
Amount due to TIAA	$ 10,518,104
Cash held temporarily for customers	19,681,111
Total liabilities	30,199,215
Membership capital	86,961,399
Total liabilities and membership capital	$117,160,614

See notes to statement of financial condition.

TIAA-CREF Individual & Institutional Services, LLC

(A wholly-owned subsidiary of Teachers Insurance and Annuity Association of America)

Notes to Statement of Financial Condition

1. Organization

TIAA-CREF Individual & Institutional Services, LLC. ("Services") was incorporated on September 4, 1990 as a membership corporation and is a wholly-owned subsidiary of Teachers Insurance and Annuity Association of America ("TIAA"), a legal reserve life insurance company established under the insurance laws of the State of New York in 1918. Services is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Effective January 1, 2004, Services was converted from a membership corporation to a limited liability company.

Services provides administrative and distribution services related to the issuance of variable annuity contracts by College Retirement Equities Fund ("CREF") and TIAA Real Estate Account ("REA"). CREF is a registered management investment company and a companion organization to TIAA. REA is a variable annuity separate account of TIAA. All services performed by Services for CREF and REA are at cost, pursuant to a Principal Underwriting and Administrative Services Agreement between Services and CREF, and Services and REA, with fees paid to Services based on a percentage of CREF's and REA's average daily net assets, adjusted to actual costs quarterly. Services also provides services related to the distribution of shares of various affiliated mutual funds.

In January 2003, Services began offering various affiliated and non-affiliated mutual funds to customers through retirement plans. Services holds those mutual funds shares through omnibus accounts established at the mutual funds.

Effective January 1, 2004, Services entered into an arrangement with Teacher Personal Investors Services, Inc. ("TPIS"), an affiliated broker-dealer, authorizing TPIS to distribute on a wholesale basis the variable annuity certificates of CREF and REA to third party advisers and other entities. Also effective January 1, 2004, Services contracted with TPIS to distribute the shares of various mutual funds and tuition savings plans for which TPIS is the principal underwriter on a retail basis.

Beginning in late 2004, Services began offering brokerage services to individuals as an introducing broker through Pershing, LLC.

Various cash disbursements for Services are made by TIAA, which is reimbursed by Services in accordance with a Cash Disbursement and Reimbursement Agreement between Services and TIAA. TIAA allocates certain of its costs and expenses, as well as certain direct costs, to Services.

2. Significant Accounting Policies

Basis of Presentation

The preparation of the statement of financial condition may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and related disclosures. Actual results may differ from those estimates. The following is a summary of the significant accounting policies consistently followed by Services, which are in conformity with accounting principles generally accepted in the United States.

Valuation of Investments

Investments in U.S. government securities are valued at the last quoted bid prices on the date of valuation while investments in common stock for which market quotations are not readily available are valued at fair value as determined in good faith by management. Services' investments are held at State Street Bank.

3. Investments

Services investments as of December 31, 2004 were comprised of the following:

	Cost/Value
U.S. government security	9,083,580
Common stock	3,300
	$ 9,086,880

Services holds one U.S. government security which matures on January 13, 2005.

4. Income Taxes

A single member LLC is treated as a division of its parent for federal income tax purposes and therefore, TIAA-CREF Individual & Institutional Services, LLC normally will record no provision for income tax.

5. Special Reserve Bank Account

Cash of $86,516,051 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

6. Minimum Net Capital Requirements

As a registered broker-dealer, Services is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. Under that Rule, Services is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2004, Services had net capital of $77,615,243 which exceeded required net capital by $75,688,214, and a ratio of aggregate indebtedness to net capital of 0.37 to 1.